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Chairman’s Letter

16 September 2004

Dear Shareholder

I am writing to invite you, as a shareholder in Commonwealth Bank of Australia, to attend the Annual General Meeting on Friday, 5 November 2004.

The meeting will be held at the Harbourside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney. A map is shown on the opposite page.

The meeting will begin at 11.00 am, with registration available from 10.00 am.

Information talks and demonstrations on the Bank’s services will take place in the Bayside Banquet Hall from 10.00 am until 10.50 am and after completion of the meeting. I encourage you to take advantage of the opportunity to find out more about the changes we are making to continually improve our customer service.

A Form of Proxy is included in this information pack. The Form of Proxy contains a barcode to assist with the registration process at the meeting. If you attend the meeting, please bring this barcoded form with you.

If you are not attending the meeting, I encourage you to lodge the Form of Proxy by returning it in the return envelope in sufficient time so that it reaches the Share Registrar, ASX Perpetual Registrars Limited, by 11.00 am on Wednesday, 3 November 2004. Alternatively, the Form of Proxy can be sent by facsimile to ASX Perpetual Registrars Limited on (02) 9287-0309 in Australia or (61 2) 9287-0309 if you are overseas, by 11.00 am on Wednesday, 3 November 2004.

We have enclosed a form for those shareholders who cannot attend the meeting but would like to raise any shareholder issues that may be relevant to the Annual General Meeting. I invite you to submit these on the enclosed form and return it with the Form of Proxy. While time will undoubtedly not permit me to address all the issues raised, I will endeavour to address as many of the more frequently raised shareholder matters as possible during the course of the Annual General Meeting.

A live webcast of the meeting will be broadcast on the Bank’s website through the Shareholder Centre at www.commbank.com.au/shareholder/annualgeneralmeeting. An archive of the webcast will be available at the same website address within a day. This will also enable you to hear or read the responses to the questions raised on the returned forms and during the meeting.

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Commonwealth Bank of Australia Notice of Meeting 2004

Chairman’s Letter

Continued

Any body corporate holder of Commonwealth Bank shares, or any body corporate appointed as a proxy, wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a letter, executed in accordance with the body corporate’s constitution, authorising him or her as the body corporate’s representative.

An AUSLAN interpreter will be available during the meeting to assist shareholders requiring this service. If you require this service please contact visitor registration prior to the commencement of the meeting.

The Notice of Meeting commences on page 5, listing the items to be considered at the meeting. Background information on Items 2 to 6 is contained in the Explanatory Memorandum on pages 8 to 24. The shareholders’ resolution referred to in Item 6 is contained in the Appendix. It has been proposed under section 249N of the Corporations Act, at the instigation of the Finance Sector Union, by approximately 900 shareholders, who have also submitted a statement in support of the resolution. The Bank is required by the Corporations Act to include that resolution on the agenda for the meeting and to include that statement with the Notice of Meeting.

The Bank’s Directors do not believe that the modification of the Constitution proposed in Item 6 is appropriate or desirable. Accordingly, they do not support the resolution and intend to vote against it. The Explanatory Memorandum details the reasons why the Directors oppose the resolution.

Nor do Directors agree with the contents of the statement submitted in support of the resolution. The Directors’ response to the statement is set out in the insert containing the statement.

Commonwealth Bank Directors and Senior Executives extend an invitation to shareholders to join them in enjoying light refreshments after the meeting.

Yours sincerely

John Ralph, AC
Chairman

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2004 AGM — Notice of Meeting

Meeting to be held on Friday, 5 November 2004, commencing at 11.00 am at the Harbourside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney.

Ordinary Business

1. Discussion of Financial Statements

To discuss the financial report, the Directors’ report and the auditor’s report for the year ended 30 June 2004.

2. Election of Directors

In accordance with Articles 11.1 and 11.2 of the Constitution of Commonwealth Bank of Australia:

(a)	Mr RJ Clairs retires and, being eligible, offers himself for re-election; and

(b)	Ms BK Ward retires and, being eligible, offers herself for re-election.

Mr JT Ralph and Mr NR Adler will also retire at the conclusion of the Annual General Meeting and are not seeking re-election. Upon their retirement, the Board has agreed to reduce the number of Directors to 10. Information about the candidates seeking re-election appears in the Explanatory Memorandum.

Special Business

3. Non-Executive Directors’ Remuneration

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the maximum aggregate sum payable for fees to Non-Executive Directors be increased to $3,000,000 in any financial year, to be divided among the Directors in such proportions and manner as they agree.”

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Commonwealth Bank of Australia Notice of Meeting 2004

2004 AGM — Notice of Meeting

Continued

4. Grant of Shares to the Chief Executive Officer

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That approval be given to the issue to Mr DV Murray, prior to the 2006 Annual General Meeting of Commonwealth Bank of Australia, of invitations to apply for up to a maximum aggregate number of 250,000 shares to be provided in two tranches under the Rules of the Bank’s Equity Reward Plan, details of which are set out in the Explanatory Memorandum to the Notice convening this meeting.”

5. Modification of Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That the Constitution of Commonwealth Bank of Australia be modified by deleting existing articles numbered 1-21 (inclusive) and substituting in their place the articles contained in the printed document entitled “Substituted Articles” submitted to the meeting and signed by the Chairman for identification.”

6. Resolution Proposed by Shareholders

To consider and, if thought fit, to pass as a special resolution the resolution to modify the Constitution of Commonwealth Bank of Australia set out in the Appendix to the Notice convening this meeting.

Determination of Shareholders’ Right to Vote

For the purposes of the meeting, those shareholders holding shares at 7.00 pm on Wednesday, 3 November 2004 will be voting members for the meeting.

Appointment of Proxy

If you are a shareholder and are unable to attend and vote at the Annual General Meeting of Commonwealth Bank of Australia on 5 November 2004, you are entitled to appoint a proxy to attend and vote in your stead. A proxy need not be a shareholder. A proxy may be an individual or a body corporate.

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If you are a shareholder entitled to cast two or more votes, you may appoint up to two proxies and may specify the proportion of voting rights or the number of shares each proxy is appointed to exercise.

If you wish to appoint an individual or a body corporate as your proxy, please complete and return the proxy form. The proxy form must be received by the Share Registrar, ASX Perpetual Registrars Limited at Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287-0309 in Australia or (61 2) 9287-0309 if you are overseas, by 11.00 am Wednesday, 3 November 2004. A return envelope is provided.

If you appoint the Chairman of the Annual General Meeting as your proxy and do not specify how the Chairman is to vote on an item of business, the Chairman will vote (if permitted under the proxy form), as proxy for you, in the case of Items 2, 3, 4 and 5, in favour of the resolutions, and, in the case of Item 6, against the resolution.

Voting Restriction

The Bank will disregard any vote cast on the resolutions described in Agenda Item 3 and Agenda Item 4 of the Notice of Meeting by any Director of the Bank or any associate of such Director. However, the Bank need not disregard a vote if:

–	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

–	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

JD Hatton
Secretary      16 September 2004

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Agenda Item 2:

Election of Directors

Pursuant to Articles 11.1 and 11.2 of the Bank’s Constitution, Mr RJ Clairs and Ms BK Ward will retire at the Annual General Meeting and offer themselves for re-election. These Directors were last re-elected in 2001.

Details of the candidates are as follows:

Reg J Clairs, AO

Mr Clairs has been a member of the Board since 1 March 1999 and is a member of the Remuneration and Risk Committees. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years’ experience in retailing, branding and customer service. The resulting expertise, together with the experience he has gained as a Non-Executive Director of other companies, makes him a valuable contributor to your Board’s deliberations.

He is a Director of David Jones Ltd and The Cellnet Group. He is Deputy Chairman: National Australia Day Council and Member of the Institute of Company Directors.

Mr Clairs is a resident of Queensland. Age 66.

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Barbara K Ward

Ms Ward has been a member of the Board since 14 September 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services. Barbara is a valuable member of the Board, bringing a wide and varied experience in the private and public sectors to her consideration of Board matters.

She is Chairperson of Country Energy, Director of Lion Nathan Limited, Allens Arthur Robinson, Multiplex Limited and Multiplex Funds Management Limited.

She is Trustee of Sydney Opera House Trust, Member of the Australia Day Council of New South Wales and Member of the Australia Institute of Company Directors.

Ms Ward is a resident of New South Wales. Age 50.

After considering the review of the performance of Mr Clairs and Ms Ward respectively, carried out in accordance with the Board’s governance policies, the Directors (in each case excluding the relevant retiring director) recommend supporting the re-election of both Mr Clairs and Ms Ward.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 3

Non-Executive Directors’ Remuneration

Under the Bank’s Constitution and in accordance with the ASX Listing Rules, the aggregate sum payable by way of fees to Non-Executive Directors is determined from time to time by general meeting. In addition to the aggregate fees approved by shareholders, last adjusted five years ago, shareholders approved a Non-Executive Directors’ Retirement Allowance Scheme in 1997.

In relation to fees, an amount not exceeding the amount determined is divided among Non-Executive Directors as they agree. The last determination was at the Annual General Meeting held on 28 October 1999, when shareholders approved an aggregate amount of fees of $1,500,000 per year. The proposal before the meeting is to increase the maximum aggregate amount of fees to $3,000,000 per year.

The Non-Executive Directors’ Retirement Allowance Scheme was approved by shareholders at the 1997 Annual General Meeting. In 2002 the Board decided to close the Scheme to any newly appointed Directors. The Directors participating in the Scheme at that time continue to accrue benefits under the Scheme. Subject to shareholder approval of the resolution under Agenda Item 3, the Directors have resolved to terminate accrual of further benefits under the Scheme as from the date of this meeting, and freeze the entitlements of current members until their respective retirements. The accrued benefits will not be subject to indexation or earn interest and will be paid to participating Directors as and when they retire provided that none of the prescribed circumstances whereby the Directors could exercise their discretion not to pay retirement benefits to a director are applicable. The circumstances where the Directors could withhold payment of retirement benefits are where a director is absent without leave for six months, becomes bankrupt, fails to declare an interest in a contract with the Bank in certain circumstances, or is prohibited from acting as a director under the Corporations Act, or is removed by a resolution of shareholders in circumstances involving dishonest or disreputable conduct by the director. All the Non-Executive Directors have entitlements under the Scheme with the exception of Ms SC Kay.

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This approach will result in remuneration arrangements being expressed in a manner which is felt to be more desirable and in keeping with current trends. Under the Scheme, once a participating Director has served the three year qualifying period, the retirement benefit accumulates on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. If this resolution is approved by shareholders, retirement benefits will cease to accrue and in the future the value of the benefits will be reflected in the annual fees paid to Directors.

To enable appropriate compensation for the termination of the accrual of further benefits under the Scheme and allow adequate remuneration now and in the future to reflect the increasing demands on Directors, the Board considers it in the interests of the Bank to increase the aggregate sum available for remuneration of Non-Executive Directors. Since the aggregate fees were last increased five years ago, dividends have increased by 59% from $1.15 to $1.83 per share, underpinning strong total shareholder return.

It should be noted that the aggregate amount of fees does not include any amount paid or applied by the Bank to a superannuation fund for a Director, and also does not include any premium paid by the Bank on an insurance policy for Directors’ liabilities.

The Nominations Committee reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration. It is not intended to fully utilise the increase in aggregate sum in the immediate future, but to retain flexibility to adequately compensate Non-Executive Directors for the next few years and to enable the Bank to attract and retain high quality Directors to serve on the Board.

The terms of the Non-Executive Directors’ Share Plan require the acquisition of shares by Non-Executive Directors at market price through the mandatory application of 20% of their annual fees and this will continue to apply.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 4

Grant of shares to the Chief Executive Officer

Under ASX Listing Rule 10.14, the acquisition of securities by a Director under an employee incentive scheme requires the approval of shareholders.

At the 2001 Annual General Meeting, shareholders approved the issue to Mr DV Murray, during the period prior to the 2004 Annual General Meeting, of invitations to apply for up to a maximum of 200,000 shares and 1,000,000 options in accordance with the Bank’s Equity Reward Plan.

Following that approval, the following shares were conditionally granted to Mr Murray, subject to the rules of the Equity Reward Plan:

–	2001/2002 – 110,000 shares were granted at a price of $28.43 per share, and

–	2002/2003 – 90,000 shares were granted at a price of $28.33 per share.

From the beginning of the 2001/2002 financial year, options have not been granted to executives, with shares only being granted under the Equity Reward Plan. This was reflected in the composition of the allocations made to Mr Murray, referred to above.

The Board decided not to issue to Mr Murray invitations to apply for the 1,000,000 options previously approved by shareholders under the Equity Reward Plan but to make grants of shares only, which are subject to vesting conditions, as apply for the other senior executives of the Bank. That approval by the shareholders for the issue of the options will have lapsed by the time of this year’s Annual General Meeting and, accordingly, those options cannot be issued after that date. This resolution seeks shareholder approval for the grant to Mr Murray of up to a total maximum aggregate number of 250,000 shares for the 2004/2005 and the 2005/2006 years. The size of each tranche will be determined by the Board of Directors taking into account the Bank’s share price at the relevant time in setting the appropriate remuneration levels. The total number of shares allocated will not exceed the maximum aggregate number set out in the resolution.

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Any shares granted will be in accordance with the rules of the Bank’s Equity Reward Plan, which was approved by shareholders at the 2000 Annual General Meeting. The rights to acquire the shares will depend on the achievement by the Bank of the performance hurdle set pursuant to those Rules.

The current conditions are in the form of a sliding scale so that 50% of the allocated shares vest if the Bank’s Total Shareholder Return (“TSR”) is equal to the median TSR of peer institutions, 75% vest at the 67th percentile and 100% when the return exceeds the 75th percentile, ie when the Bank’s return is in the top quartile. If the TSR does not equal or exceed the median TSR on the third anniversary of the grant of shares, 50% of the allocated shares lapse.

Shares for each tranche will be purchased on-market by the Trustee of the Plan at the then current market price. As the total number of shares required in the operation of the Plan may necessitate the purchase of shares over a number of days, the share price applicable to the shares acquired under the Plan will be the average price paid by the Trustee. The shares will be registered in the name of the Trustee who will only transfer legal title upon satisfaction of the performance hurdles referred to above.

No other current Directors are entitled to participate in the Equity Reward Plan. If any other person, for whom shareholder approval is required under the Listing Rules, becomes entitled to participate in the Equity Reward Plan after approval of this resolution, they will not participate until after shareholder approval is obtained at a general meeting as required by ASX Listing Rule 10.14.

Details of any securities issued under the Equity Reward Plan, to which the shareholder approval relates, will be published in each annual report of the Bank relating to the financial period in which the securities have been issued. The report will include a statement that approval for the issue of any securities was obtained under ASX Listing Rule 10.14.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 5

Modification of the Constitution

The Company’s current Constitution was last amended in 2000. Since that time there have been substantial amendments to the Corporations Act 2001 (the Corporations Act) and the ASX Listing Rules. As a result of these changes, many aspects of the Constitution are no longer consistent with the Corporations Act and the ASX Listing Rules. There have also been many developments in corporate governance principles and general corporate practice since 2000 which can be usefully reflected in an updated Constitution.

Your Directors propose that the Constitution be amended to take account of these changes and to modernise the drafting of the existing provisions.

A full copy of the proposed Constitution marked-up to show changes from the existing Constitution can be obtained prior to the meeting from the Company’s website (www.commbank.com.au/shareholder/annualgeneralmeeting) or by contacting ASX Perpetual Registrars Limited on 1800 022 440. A copy of the Constitution will also be available for inspection at the meeting.

The principal changes that are being proposed are discussed below:

Definitions and interpretation

It is proposed that the definitions in the Constitution be updated to reflect changes in terminology in the Corporations Act and the ASX Listing Rules.

Shares

In line with common corporate practice it is proposed to introduce more flexible provisions facilitating corporate restructuring or capital management proposals including the power for the Directors to do anything required to give effect to any resolution altering the Company’s share capital, including, where a member becomes entitled to a fraction of a share on a consolidation:

(1)	making cash payments in lieu of the fractional entitlement;

(2)	determining that fractions may be disregarded in order to adjust the rights of all parties;

(3)	appointing a trustee to deal with any fractions on behalf of members; and

(4)	rounding up each fractional entitlement to the nearest whole share (new Article 2.3).

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It is proposed that existing Article 2.2 also be amended to provide that a reduction in share capital may be effected by way of payment of cash or distribution of specific assets (including shares or other securities of another corporation) to ensure maximum flexibility.

Changes to the Corporations Act have resulted in it governing some issues relating to shares that are currently provided for by the Constitution. Those particular provisions in the Constitution are no longer necessary and it is proposed that they be deleted. For instance:

–	existing Article 2.3, as the Corporations Act now governs the ability of the Company to buy back shares or to acquire shares in itself;

–	existing Article 3.4, as the Corporations Act permits the Company to pay brokerage and commission; and

–	existing Articles 3.6 and 3.7, which deal with the issue and delivery of share certificates, as the Corporations Act provisions relating to certification of shares can be relied upon (in the case of securities which are not quoted on the Australian Stock Exchange).

The following changes are also proposed in order to ensure consistency with the ASX Listing Rules:

–	existing Article 3.1(d), which places restrictions on the ability of the Company to issue shares, options (or rights to acquire shares) to Directors or their associates, is no longer necessary as the issue is now regulated by the ASX Listing Rules;

–	existing Article 3.3 is no longer appropriate because there is no longer a requirement under the Listing Rules for shareholder approval to be obtained in relation to the introduction of employee incentive schemes; and

–	the Constitution’s procedural provisions and terminology are proposed to be updated to reflect recent amendments to the ASX Listing Rules (in particular in relation to “proper ASTC transfers” and the ASTC Settlement Rules) and to recognise the ability of the Company to impose a holding lock in certain circumstances as permitted by the ASX Listing Rules.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

General Meetings

It is proposed to delete existing Article 9.1 as the Corporations Act deals with the requirement to hold an AGM each calendar year.

Proposed new Article 9.2 will permit the Directors to change the venue for a meeting if they consider that the previously notified venue will be impracticable. Existing Article 10.4 (which, as a result of the changes to the Constitution will be renumbered as Article 10.5) will be extended to allow the chairman to postpone a meeting before it has started if there is not enough room in the meeting venue (new Article 10.5(g)). It is also proposed that a notice of change of venue, postponement or cancellation may be given to shareholders by way of announcement to the ASX (thereby decreasing costs to the Company) (new Article 10.6(f)).

It is also proposed that new provisions be adopted which clarify the ability of the Company to hold a meeting in more than one venue using technology and set out the procedures to be followed if such technology “fails” during the meeting (new Article 10.1(d) and (e)).

The Corporations Act now imposes minimum content requirements for the notice of meeting so there is no need to set out specific requirements in the Constitution. It is also proposed to delete existing Article 9.5 (which relates to member’s resolutions and statements) as this issue is now governed in detail by the Corporations Act.

Article 9.4 will be amended to provide that, unless permitted by the Act, no business can be transacted at a general meeting unless the general nature of the business has been stated in the notice of meeting and that only business within the scope of any resolution set out in the notice may be transacted at the meeting. The new provision provides that no amendment may be moved to a resolution of which notice has been given, except with the approval of the chair. This proposed change protects the interests of shareholders who have relied upon the notice of meeting and elected to not attend the meeting, but instead to appoint a proxy (most commonly the chairman) to vote on their behalf on the matter.

It is proposed that existing Article 10.4(c) (to be renumbered as Article 10.5(d)), which confers on the chairman responsibility for the general conduct of the meeting, be supplemented by including additional provisions clarifying the chairman’s common law powers to regulate the business of a general meeting (such as regulating debate,

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adjourning the meeting, refusing admission to the general meeting in circumstances where the person could endanger the safety of those attending the meeting or cause disruption to the meeting, and if there is not enough room in the main meeting room allowing the chairman to arrange for others to attend and observe the meeting in another room – new Articles 10.1, 10.5 and 10.6). It is also proposed to amend Article 10.7(b) (to be renumbered as Article 10.8(b)) to reflect common practice that a poll cannot be demanded in respect of the election of the chairman or an adjournment of the meeting.

Proxies and voting rights

CLERP 9 has introduced the ability for a corporation to be appointed as a member’s proxy (this is likely to result in the “corporate proxy” appointing a corporate representative to act as the proxy). It is proposed that a new provision be inserted to clarify any evidentiary requirements which must be produced to the Company by the corporate representative of the “corporate proxy” of their appointment (such as requiring that the corporate representative appointment by the corporate proxy be lodged with the Company 48 hours before the meeting, consistent with the present position under current Article 10.15 – which after the amendments will be renumbered as Article 10.16).

It is proposed that existing Article 10.9(e) (to be renumbered as Article 10.10(f)) be amended to clarify that, with respect to the voting rights of partly paid shares, any amount paid in advance of a call is to be disregarded. In addition, it is proposed that the Constitution be amended to clarify that if a person at a general meeting represents more than one member (either personally or by proxy, attorney or official representative), on a show of hands the person is entitled to one vote only (new Article 10.10(c)).

In order to allow for maximum flexibility, it is proposed that existing Article 10.9 (to be renumbered as Article 10.10) be amended to clarify that a proxy, attorney or representative has authority to attend and vote at a postponed meeting unless the member gives notice to the Company of revocation of the appointment. Without such a provision there is an argument that a member will need to make a fresh appointment for the postponed meeting. Furthermore, it is proposed to amend current Article 10.9(b) (to be renumbered as Article 10.10(b)) so that if a member who has appointed a proxy or attorney attends the meeting themselves, their proxy or attorney will not be disqualified from voting unless the member also casts a vote at that meeting.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Article 10.14(d) currently permits a proxy to agree to a resolution being proposed and passed as a special resolution at a meeting of which less than 21 days’ notice has been given. This provision is to be updated, as the current legal requirement is that 28 days’ notice of a resolution is generally required to be given and that there are no longer differing requirements in relation to notice of an ordinary versus special resolution (see new Article 10.2(d) to (e)).

It is also proposed that the Constitution be amended, in accordance with common corporate practice, to recognise that a member may be excluded from voting on a particular resolution by the Corporations Act or the Listing Rules (except in their capacity as a proxy) and that if the member does tender a vote when they are not entitled to do so, that their vote is not to be counted.

Directors

It is proposed that Article 11.2(c) be amended, consistent with the current ASX Listing Rule relating to the time for lodging nominations for election as a Director and recognising that a 28 day notice period for general meetings is now required under the Corporations Act. The current provision permits candidates to give 21 days’ notice of their nomination which will clearly create logistical problems for the Company where the notice of meeting has already been printed – the new provision adopts the new standard requirement of 35 business days’ notice.

Amendments are also proposed to Articles 11.2(b) and 11.4 to clarify that Directors are to be elected or re-elected at annual general meetings and that a person appointed to fill a casual vacancy holds office until the next annual general meeting. It is also proposed to delete existing Article 11.5 (removal of a Director) as this matter is governed by section 203D of the Corporations Act. These amendments do not affect the right of shareholders under the Corporations Act to propose a resolution to remove a Director.

It is proposed that Article 11.1 be amended to clarify that a determination as to which Directors are to retire (both as to number and identity) is to be decided having regard to the composition of the board of Directors at the date of the notice calling the annual general meeting and that the number of Directors to retire by rotation is in general a third or the number nearest to but not exceeding a third.

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It is proposed to amend current Article 11.10(c) (to be renumbered Article 11.9(c)) to provide that if a Director is absent without consent from meetings of the Directors held during a period of 6 months that the Director ceases to hold office unless the Directors resolve otherwise. The current Article 11.10(c) (which provides that the Directors may resolve to remove a director who has been absent without consent from meetings of the Directors held during a period of 6 months) may not be consistent with section 203E of the Corporations Act which states that a resolution, request or notice by any or all of the directors of a public company to remove another director is void.

Existing Article 11.7 (to be renumbered as Article 11.6) contains provisions relating to Directors’ remuneration and it is proposed that these provisions be amended to clarify that:

–	the total aggregate amount of remuneration approved by shareholders does not need to be distributed to the Non-Executive Directors each year (ie. total Non-Executive Directors’ fees can be less than the remuneration cap set by shareholders);

–	in calculating the maximum fees payable, any amounts paid or applied by the Bank or any related body corporate under Articles 11.6(e), 11.6(f), 11.6(g), 11.6(h), 11.6(i), 11.6(j) and 19 are excluded. These amounts include any premium paid in relation to Directors’ and officers’ insurance, and superannuation contributions made to comply with superannuation guarantee legislation; and

–	remuneration may be other than cash (eg shares in the Company).

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Other amendments include:

–	inserting a provision, in line with common corporate practice, which provides that the Directors may make regulations (in addition to those which apply pursuant to section 195 of the Act) requiring the disclosure of interests that a Director (or an associate) may have in any matter concerning the company or its related bodies corporate (new Article 11.8(a) and (b));

–	inserting additional provisions to ensure maximum flexibility in relation to holding Directors meetings using technology (and what is to occur when such technology fails) and passing written or circular resolutions (Articles 13.1 and 13.7);

–	clarifying that the Directors can delegate their powers to a single Director if in any circumstances that is appropriate (new Article 13.6).

Access, Indemnity and Insurance

The proposed changes to Article 18 supplement the rights of a director and former director to have access to the books and records of the Company that are granted under the Corporations Act. The proposed changes confirm the right of the Company to enter into contracts with directors and former directors specifying the terms and conditions of such continued access.

It is proposed to amend current Article 19 to state the indemnity in more general terms as the circumstances in which the Company can indemnify its officers is now more clearly governed by section 199A of the Corporations Act. The Directors, secretary and senior managers of the Company (and other officers, employees, former officers and former employees of the Group at the Directors’ discretion) will still be indemnified on a full indemnity basis and to the full extent permitted by law for liabilities incurred as an officer of the Group.

The proposed amendments to Article 19 also:

–	permit the Company to pay premiums to insure persons who are or have been Group officers against liability incurred as officers in circumstances permitted by the Corporations Act; and

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–	authorise the Company to enter into deeds to give effect to the rights to indemnification and insurance.

These proposed amendments give effect to actions permitted by the Corporations Act.

Company Seal

It is proposed to amend Article 15.2 to provide flexibility for the Company to retain a common seal, which is now optional under the Corporations Act, while being able to utilise the new provisions of the Corporations Act allowing for companies to execute documents in other ways.

Dividends and Distributions

The dividend provisions have been expanded and clarified in light of changes to the Corporations Act. Specifically, the proposed amendments confirm the power of the Directors to pay dividends without a formal “declaration” (Article 16.1(a)(ii)) and provide that the Directors may rescind a decision to pay a dividend if they decide, before the payment date, that the Company’s financial position no longer justifies the payment (as now permitted by the Corporations Act) – new Article 16.2.

It is proposed to amend the dividend payment provisions in existing Article 16.4 (to be renumbered as Article 16.5), in order to ensure maximum flexibility for the Company in relation to any future practices in relation to the payment of dividends. It is proposed that the current provisions be amended to clarify that the Company may (should it choose in the future to do so) mandate that dividends be paid by way of direct credit rather than by cheque. This practice is becoming increasingly common among listed companies because of the cost savings and increased security of such payments.

It is also proposed that more general and flexible provisions, in line with current corporate practice, be inserted in the constitution to replace existing Articles 16.6 and 16.7 (to be renumbered as Articles 16.7 and 16.8) in relation to the establishment and operation of share investment plans and dividend and interest reinvestment plans.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

The provisions relating to capitalisation of reserves and profits have been updated (current Article 16.8 to be renumbered as Article 16.9). Amendments are also proposed to ensure maximum flexibility in relation to the payment of dividends and capital distributions (including any return of capital) by way of payment of cash or distribution of specific assets (including shares or other securities in the Company or in another corporation). The amendments include a number of procedural provisions, to ensure maximum flexibility, to facilitate this process including:

–	expanding current Article 16.8(c) (to be renumbered as Article 16.10(a)) so that the Constitution contains a general provision which authorises any person (eg. the Company Secretary) to make, on behalf of all the members entitled to any further shares or other securities as a result of a dividend, distribution or capitalisation, an agreement with the Company or another body corporate which provides, as appropriate:

(1)	for the issue to them of those further shares or other securities credited as fully paid up; or

(2)	for payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be capitalised.

–	expressly clarifying that if the Company distributes to members (either generally or to specific members) securities in the Company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members is deemed to have appointed the Company Secretary as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate (new Article 16.10(b)).

Notices

The notice provisions have been modernised to permit notices to be sent by electronic means or to be made available for access by electronic means nominated by the member as now permitted by the Corporations Act. The notice provisions have also been extended to apply to other documents sent by the Company to members. In addition, a provision has been inserted to deem that where a shareholder has elected to not receive a notice or document sent by the Company (such as the Annual Report), the shareholder is still treated as having received the information in that document for the purposes of other communications or documents (new Articles 17.2 to 17.4).

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Agenda Item 6

Resolution Proposed by Shareholders

Section 249N of the Corporations Act requires a company to consider, at a general meeting, a resolution which has been proposed by at least 100 members. Requests for this resolution have been received from approximately 900 members at the instigation of the Finance Sector Union (FSU) which covers a proportion of the Bank’s domestic employees.

The resolution is a special resolution proposing an amendment to the Bank’s Constitution in the terms set out in the Appendix. A special resolution must be passed by at least 75% of the votes cast by members entitled to vote.

The Bank’s Board of Directors believes that the resolution is not in the best interests of the Bank or its shareholders. Accordingly, the Directors intend to vote their shares and all open proxy votes given to them against the resolution, and they encourage other shareholders to do likewise.

The resolution proposes an amendment to the Constitution which would require the Board to appoint an independent expert to conduct an annual review throughout every business unit of the Bank of the impact of each major change program implemented or undertaken during the year on specified employee and customer matters. The independent expert would also have a discretion to include any other matter in the review having regard to the nature of the change program as the expert sees fit. It would be mandatory for the independent expert to consult with representatives of the FSU in the conduct of the review. The Bank would be obliged to incur the annual cost of the independent expert’s review, including the preparation of a report and consultation with the FSU.

The Amendment is Inappropriate

The Board considers that the proposed resolution is an attempt by a special interest group of shareholders to dictate to the Board the way in which change within the Bank should be monitored and evaluated. The Board already has a duty to review the operations of the Bank, and to introduce and monitor major change programs as it considers appropriate. The Board already discharges this duty. For example, the Board approved the Which new Bank program before it was adopted, has reviewed its progress at every board meeting since adoption and will continue to oversee its implementation.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

The Amendment Breaches Basic Principles of Corporate Governance

Good corporate governance requires that the Board oversees the operations of the Bank in the manner the Board thinks appropriate and in accordance with its fiduciary duties. The Board must retain flexibility and discretion as to how it performs its tasks. The Board owes duties to shareholders in the way it exercises its discretions, and is accountable to shareholders for the discharge of its duties. The Board’s accountability to shareholders is backed by comprehensive legal obligations and sanctions. This accountability framework offers shareholders significant protection and assurance about the way the Board performs its tasks.

This amendment would impose on the Board an inflexible, disruptive method of evaluating change. It would vest critical judgments about major change programs in independent outsiders who lack the experience, knowledge and expertise of the Bank’s management and who are not accountable to shareholders. The outsiders’ absence of accountability to shareholders should be contrasted with the Board’s accountability to shareholders.

The proposed amendment would entrench a role for the FSU in the conduct of the Bank’s affairs which is not appropriate. The amendment would confer on the FSU the special privilege of being the only body with a mandatory right of consultation on the outsider’s report. Whilst the FSU seeks this position of privilege, it accepts no accountability to shareholders. The FSU acts in its own interests, and as it perceives the interests of its members, not necessarily in the interests of shareholders or the Bank, and is not accountable to anyone but its own members.

The AGM is not the Appropriate Forum for these Issues

The proposed resolution is an attempt by a very small group of special interest shareholders (representing approximately 0.037% of the Bank’s ordinary shares), co-ordinated by the FSU, to use the AGM to further the FSU’s industrial aims. The AGM should be a forum to advance the interests of all shareholders in their capacity as shareholders. The Bank’s management is responsible for the Bank’s relationship with its staff, including their training and development. Management reaches employment arrangements with all of the staff and, where relevant for some, with their representative. It is not appropriate for the AGM to be used as a platform for a sectional group of shareholders to advance their interests as employees.

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Appendix

Resolution Proposed by Shareholders

The resolution referred to in Agenda Item 6, to be put to the meeting as a special resolution is as follows:

“That the Constitution of the Commonwealth Bank of Australia be modified by inserting, after article 21, a new article 22 as follows:

‘22. Major Change Reviews

22.1 Annual Major Change Reviews

(a)	The Board shall, in each financial year (commencing in the year ending 30 June 2005), cause a review to be conducted of the impact of each major change program implemented or undertaken by the company in that year.

(b)	If a review under article 22.1(a) cannot be completed in the same financial year as the program was undertaken, it shall be completed in the subsequent financial year.

(c)	The Board shall include in each annual report of the company a report on the review or reviews undertaken in the financial year concerned.

22.2 Independent Expert to Conduct Review

(a)	For the purpose of article 22.1, the Board shall appoint an independent expert to conduct each review.

(b)	The independent expert engaged by the company to conduct a review shall be instructed to conduct, in relation to the company and of each Business Service Unit of the company, a quality audit of the impact of each major change program on:

(i)	staff levels;

(ii)	staff workloads;

(iii)	staff engagement and morale;

(iv)	customer service;

(v)	customer satisfaction and strength of relationship;

(vi)	‘cost to serve’; and

(vii)	such other matters as in the opinion of the independent expert are appropriate to be considered having regard to the nature of the program.

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Commonwealth Bank of Australia Notice of Meeting 2004

Appendix

Continued

22.3 Consultation with Finance Sector Union

The independent expert engaged by the company to conduct a review shall be instructed to consult with representatives nominated by the Finance Sector Union of Australia for the purposes of assessing the impact of the program on the matters referred to in article 22.2(b)’”

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